Exhibit 99.2

新 闻 稿 Press Release	中国石油天然气股份有限公司 PetroChina Company Limited
	中国北京东城区东直门北大街9号 邮编：100007 电话：86-10-59986266 传真：86-10-62099559	9 Dongzhimen North Street, Dongcheng District, Beijing,100007,P.R.China TEL:86-10-59986266 FAX:86-10-62099559

Continuously Enhanced Quality and Profitability, Vigorously

Implemented Low-Carbon Transformation

PetroChina Achieved Better-than-Expected

Operating Results in 2020

(Beijing, 25 March 2021) – PetroChina Company Limited (“PetroChina” or “the Company”, HKSE: 00857; NYSE: PTR; SSE: 601857) announced that in 2020, despite facing challenges brought by COVID-19 and the plummeting international oil prices, the Company adhered to quality-based development, coordinated and implemented a series of measures, including COVID-19 prevention and control, resumption of work, production and operation, reform and innovation, and vigorously executed a process of transformation towards green and low-carbon development, leading to a stabilization of production and operation.

The Company’s oil and natural gas equivalent output was 1,409.7 million barrels, representing an increase of 4.8% year-on-year; marketable natural gas output was 3,993.8 billion cubic feet, representing an increase of 9.9% year-on-year. The proportion of natural gas output continued to increase, further optimizing the oil and gas output mix, leading to major progress in green and low-carbon transformation. The Company successfully completed the restructuring of its pipeline assets based on market-oriented principles; the transaction received broad acceptance with holders of 99.99% of the Company’s shares voting in favor in a general meeting of shareholders.

Seizing the opportunity of China being the first major economy to keep positive economic growth, the Company took full advantages of the comparative strength of oil and gas industrial chains, and vigorously implemented measures to enhance quality and profitability. By dealing with the challenges brought by the pandemic and low oil price through ultra-normal measures, the Company achieved better-than-expected operating results. Under the International Financial Reporting Standards, PetroChina achieved a revenue of RMB1,933,836 million and the net profit attributable to owners of the Company was RMB19,006 million. The unit oil and gas lifting cost of the Company was US$11.1 per barrel, representing a decrease of 8.3% year-on-year. The financial position of the Company remained stable with its gearing ratio decreasing by 2.1 percentage points year-on-year. The Company achieved robust cash flow with net cash flows of the Company generated from operating activities amounting to RMB318,575 million, and free cash flow at RMB70,200 million, representing an increase of 75.8% year-on-year. As the Company attaches significant importance towards ensuring a return for shareholders, the Board recommended a final cash dividend of RMB0.08742 per share, totaling RMB 16 billion. The total amount of cash dividend for the full year will be RMB32 billion, representing an increase of 21.7% year-on-year.

Results Review

Highlighting on profitable development, low-carbon transformation made important progress. In 2020, the Company’s Exploration and Production segment strived to enhance the value of its oil and gas resources, domestic oil and natural gas equivalent output was 1,409.7 million barrels, representing an increase of 4.8% as compared with last year; marketable natural gas output was 3,993.8 billion cubic feet, representing an increase of 9.9% as compared with last year; the ratio of natural gas output rose to 47.2%, which further enhanced the oil and gas output mix. The Company also focused on risk exploration, promoted concentrated exploration, precise exploration and high-efficiency evaluation in key basins and key areas, and achieved major exploration results. The Exploration and Production segment realized an operating profit of RMB23,092 million.

Adhered to the principles of market orientation, restructuring refining and chemicals led to remarkable results. In 2020, PetroChina’s Refining and Chemical segment continued to optimize its production arrangement and product structure through strengthening processing cost control and increasing the production of high value-added products. The Company produced 6.345 million tons of ethylene, representing an increase of 8.2% as compared with last year, and 28.853 million tons of commodity volume of chemical products, representing an increase of 12.0% as compared with last year. The construction of key projects such as the integration project of refining and chemicals of Guangdong Petrochemical and the ethane to ethylene project at Tarim and Changqing proceeded in an orderly manner. The Chemical operations realized an operating profit of RMB10,967 million, representing an increase of 220.0%.

Strengthened refined management, endeavored to enhance marketing quality. In 2020, the Company’s Marketing segment proactively responded to the severe challenges of shrinking market demand and high inventory and solidified the connection between production and sales, adjusted marketing strategies in a timely manner, raised the retail sales volume, implemented differentiated and precise managing strategies in order to improve sales quality and the alignment rate of price. The Company strengthened the construction of sales networks, increased retail capacity, increased the total number of service stations operated by the Company to 22,619, and fully completed anti-leakage upgrading in operating service stations. The Company’s international trading increased the sales capacity of its overseas entitled crude oil, and optimized the refined oil export plan to vigorously explored overseas markets.

Implemented various measures to expand market size while continuously improving the profit-generating capability of natural gas. In 2020, the Company’s Natural Gas segment responded to the unfavorable situation of a slowdown in market demand by taking various measures to develop new users and implementing precise strategies to expand sales. The Company actively coordinated key regions and major customers to increase gas consumption, accelerated sales through development of its own marketing channels and direct sales to new customers, leading to a stable growth of sales volume. The Company optimized mix and flow of resources, and enhanced high-end and high-profitability markets development and retail capability, promoted online bidding for transactions. As effective measures were adopted to control costs arising from imported resources, operating condition continued to improve.

Environmental, Social, and Governance (ESG)

The Company attaches great importance to Environmental, Social, and Governance (ESG) issues. The Health, Safety and Environment (HSE) Committee of the Board has been upgraded to The Sustainable Development Committee in order to further strengthen the management and control of ESG initiatives, comprehensively promoting governance capacity building, and striving to enhance value for the Company. The Company continued to strengthen corporate governance, committed to green development and energy delivery, facilitating the growth momentum of customers and empowering people to enjoy a better life. The Company proactively formulated its path of low-carbon transformation and clarified the development objectives of “clean substitution, strategic replacement and green transformation”. In 2020, the total amount of greenhouse gas emissions decreased by 3.8% year-on-year, 47 oil and gas production units were on the National Green Fields list, and 98.1% of the 2,216 tier 1 suppliers in the Company’s supply chain passed the quality management system certification (ISO9000). The Company solemnly promised that its carbon emissions reduction initiatives will not be impeded by COVID-19 and low oil prices, as it is determined to achieve its transformation goals and will also unswervingly contribute to the commitment of carbon emission reduction.

Dealing with the unexpected outbreak of COVID-19 pandemic, PetroChina diligently fulfilled its social responsibilities by promptly setting up a leadership team for pandemic prevention and control, working closely with local governments, employees, partners, communities and customers to contribute its efforts to relentlessly fight against the epidemic, achieving “zero infection” in the workplace. The Company also leveraged its industrial and resource-based advantages and has maximized its effort to ensure the supply of oil and gas, urgently arranged the production of necessary raw materials and anti-pandemic supplies, donated money and necessities to key areas, and maximized its efforts to support epidemic prevention and control as well as economic recovery.

At the same time, the Company utilized its industrial, technical and human resource advantages and actively participated in the national cause of poverty alleviation. In 2020, with its outstanding contribution in eradicating poverty, promoting and protecting women’s rights and interests, the Company was honored with the “National Poverty Alleviation Award Organization Innovation Award” and secured the “Enterprise for Best Practices in Achieving Sustainable Development Goals in 2020 (Eradicating Poverty and Promoting Prosperity)” award given by the Chinese government and the United Nations Global Compact respectively.

Outlook

The Company will seize the opportunity of low-carbon transformation and development in the energy sector, actively lay out a low-carbon business model to foster clean production, endeavor to achieve “carbon emissions peak” by around 2025 and “near-zero” emissions by around 2050, thus contributing to achieve the global objective of “carbon emissions peak” and “carbon neutrality”. The Company will adhere to the new development concept and implement the requirements for high-quality development by vigorously carrying out the five development strategies of innovation, resources, market, internationalization, and green and low-carbon. While complying with laws and regulation and laying a solid foundation for safety and environmental protection, the Company will deepen reform and innovation and endeavor to develop its core businesses. The Company will also actively explore a green and low-carbon transformation model and focus on digital transformation and the development of artificial intelligence, constantly enhancing its quality and profitability, and work hard to maximize returns to shareholders.

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Additional information on PetroChina is available at the Company’s website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:
PetroChina Company Limited
PR Agency (Overseas media):
Hill+Knowlton Strategies	Fax: (852) 2576 1990
Joanne Lam	Tel: (852) 2894 6211
Email: petrochina@hkstrategies.com

PR Agency (Domestic media):
EverBloom Investment Consulting Lt. Co.	Fax: (8610) 8562 3181
Di Shen	Tel: (8610) 5166 3828
Email: zhongshiyou.list@everbloom.com

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